Exhibit 99.2

Date: April 28, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex Completes Loyalty Option Program to Raise A$23.6M;
Current Cash at Bank is Approximately A$40.0M

Melbourne, Australia, April 28, 2022 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a clinical-stage pharmaceutical company developing unique medicinal cannabinoid pharmaceutical products and psychedelic medicine therapies for unmet medical needs, today announced that it has finalised its loyalty option offer to shareholders outside the United States to raise A$23.6M.

Loyalty options expired on April 22, 2022 and a total of 67.3M new shares are to be issued shortly as a result of the entitlement program. For every two (2) new shares that will be issued, one (1) piggy-back option will be granted to participants.

Piggy-back options will be issued shortly and have an exercise price of A$1.00 per ordinary share, expiring April 28, 2023. A total of 33.7M piggy-back options will be issued and Incannex does not intend to seek approval to list the piggy-back options on ASX or NASDAQ.

The Directors of Incannex collectively hold 175.9M shares in the Company and permitted their entitlement of approximately 11.7M shares, representing A$4.1M in investment capital, to be allocated to a strategic investor group.

The additional capital will primarily be allocated to clinical research and development activities that are significantly ramping up in 2022 and 2023.

This announcement has been approved for release to ASX by the Incannex board of directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: April 28, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabinoid pharmaceutical products and psychedelic medicine therapies for the treatment of anxiety disorders, obstructive sleep apnoea (OSA), traumatic brain injury (TBI)/concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis and inflammatory bowel disease. U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication represents major global markets and currently have no, or limited, existing registered pharmacotherapy (drug) treatments available to the public. IHL has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex's views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex's views as of any date after the date of this press release.

Not an offer of securities

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Contact Information

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

US IR Contact

Rx Communications Group

Michael Miller

+1-917-633-6086

mmiller@rxir.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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